

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 9, 2006

VIA U.S. MAIL AND FAX (516) 803-1185
Mr. Michael Huseby
Cablevision Systems Corporation
Executive Vice President and Chief Financial Officer
1111 Stewart Avenue
Bethpage, NY 11714

> **Re: Cablevision Systems Corporation**
> **Form 8-K , Section 4.02**
> **Filed August 8, 2006**
> **File No. 1-14764**

Dear Mr. Huseby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02

1. Please amend your filing to provide a clear timetable for when you will be able to issue restated financial statements.

2. If you amend the company's periodic reports to file restated financial statements, provide discussion in amended filings describing the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures and of internal control over financial reporting. See Items 307 and 308 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures and internal controls were effective, despite

the restatement, describe the basis for the officers' conclusions.

Please file an amended Form 8-K as appropriate and respond to these comments within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Kyle Moffatt
Accountant Branch Chief